FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                               26 September 2005


                                    O2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding 'Product Launch' sent to the London Stock Exchange on 26 September 2005





                         O2 UNVEILS i-mode(R) IN THE UK

   -Internet at the touch of a button is available in the UK exclusively from O2

   -October 1 launch on Pay as You Go and Pay Monthly

   -Available on both 3G and 2G

   -Around 100 international and local mobile Internet sites at launch from well known brands such as Egg, Interflora, lastminute.com, Rightmove.co.uk and Monster.com

   -Four unique i-mode handsets, with more to follow

   -Introductory offer - free content browsing, free content subscriptions until end of 2005, free picture messaging and email until April next year.

   -First easy to use e-mail service "pushed" direct to your mobile

   -Secure Internet technology for banking and shopping

Released: 26 September 2005

O2 today announced the UK launch of i-mode(R), the world's most widely-used mobile Internet service with more than 50 million users in 22 countries. i-mode is an easy to use, fast and cost effective way for mobile users to enjoy a world of content from Internet sites they already know. i-mode is available from O2 stores in the UK from October 1.

Originally developed six years ago by NTT DoCoMo, Japan's largest mobile operator, O2 will launch i-mode services in Ireland next week. A similar mobile Internet service based on NTT DoCoMo's technology will be launched by O2 under its own brand in Germany in the first half of 2006.

i-mode combines the simplicity and speed normally associated with fixed Internet services with a consistently good customer experience on a range of unique handsets. It has something for everyone - users can email using a unique personal address that they choose as well as browse and transact with a wide range of i-mode Internet sites made specifically for use on mobile phones.

In addition, i-mode users can be safe in the knowledge that content and services come directly from respected companies that they know and are based on secure, open Internet standards. The simple, tried and tested integration of email and mobile Internet means customers can do simple things like click straight through from an i-mode site to their personal email, phone a number they find on a site with just one click or add pictures to their emails.

Differing from O2 Active, which focuses more on entertainment and information services, i-mode is a service built to fit a customer's lifestyle. To date, close to 100 well-known brands have developed official i-mode sites for the October 1 launch. These will allow customers to do many of the things they typically use the Internet for today - such as banking, shopping, booking tickets or holidays.

Sites available from October include Egg, Rightmove.co.uk, Channel 4, BAA, Financial Times, Interflora, Sky Sports and News, Norwich Union, the National Lottery, FHM, F1-Live.com, The Times Online, Maxim, Sony BMG, GMTV, India FM, Streetmap, Konami, Sega and Sonic the Hedgehog. As on the Internet, browsing on i-mode sites will be completely free with additional premium content and services available on most sites via monthly subscriptions of up to a maximum of GBP3 per site. This is unlike current mobile portals where customers pay for each download individually.

Matthew Key, chief executive of O2 UK, said: "i-mode gives us a very strong differentiator because it's based on some very simple customer feedback. Namely, if people are going to use more mobile Internet services, they need to be far easier, faster and populated with a richer range of content from brands they already know and trust. Moreover, with i-mode, services that are proven to make people's lives easier like banking and shopping, but which have to date been either impossible or too complicated on mobiles, are now simple and secure.

"The i-mode experience in other countries shows that this new depth and breadth of content, combined with the speed and simplicity of use, leads to far higher customer usage. For example, research has shown that seven out of 10 people who buy i-mode handsets use the service, compared to just three who use the available WAP services on their handset, and those users access four times more content."

i-mode provides a simple, fast one-button access to email and the mobile Internet portal. Users simply push the i button on the handset to navigate straight to O2's i-mode browser, giving instant 'always-on' access. Additionally, because i-mode sites are inherently designed for mobile, customers will enjoy the fastest possible browsing experience. For example, there are dedicated buttons that enable users to quickly navigate back and forth between i-mode pages without delays.

The service also benefits content providers because it employs the commonly used open Internet technology they are already accustomed to. This means they can develop i-mode sites far faster, easier and more cheaply. Uniquely, i-mode site providers such as lastminute.com and Egg can manage their relationship with users, including charging them directly for any additional services they buy. Also, because many i-mode services are bought on a subscription basis, there is a real incentive for content providers to offer a great customer experience and build long term loyalty.

As i-mode is intuitive and easy to use it has been found in other countries to drive higher usage than other existing mobile data services and deliver increased revenues for operators. With an industry leading 25% plus of its revenue from mobile data services, O2 believes that the launch of i-mode will give it significant competitive advantage and help maintain its strong position in this growing market.

Handsets

O2 will offer customers four handsets from NEC and Samsung at various price points to appeal to different market segments. All four handsets include standard i-mode features such as one-button portal access, integrated e-mail and browsing, navigation buttons and advanced hardware for audio and games applications. As customers become familiar with i-mode, this range will be expanded to include handsets from other leading manufacturers.

Further details of the handset range can be found at www.o2.com under press releases in the media centre.

Availability

O2 UK will sell the i-mode service and handsets at its 300 retail stores in the UK, the O2 online shop (www.o2.co.uk) and through popular retailers like P4U, Carphone Warehouse, The Link, Argos, Woolworths and other channels.

Pricing

O2 is the only operator to offer a simple, single browsing pricing plan with one price for both Pay Monthly and Pay as You Go customers. Pricing is exactly the same whether users access sites on the official i-mode portal or go 'off portal' to access other sites. This makes i-mode transparent and simple to understand.

Browsing and downloading is priced at GBP3 per megabyte, with each megabyte equal to approximately 100 pages, which is the same rate that O2 charges for other consumer data services. In addition, customers can save more than 50% on their browsing cost by adding simple data bundles known as O2 Bolt On's. These Bolt On's have been tailored for the regular and heavy users to make it easy for customers to plan and control what they spend.

Introductory offer

Elements of the launch package designed to get people started include:

   -Free content subscriptions to official i-mode content sites until the New
    Year when customers buy or upgrade their phone to an i-mode handset to a maximum of 10 at any one time.

   -Free mobile browsing for the first 3 months (from 1 Oct to 31 Dec) on contract and the first month on pre-pay.

   -Free i-mode email (i-mail - your personal email) and picture messaging
    (MMS) until April 2006, per message pricing thereafter.

Messaging

Emails without an attachment will be charged from the outset at the same price as standard text messages. If an email is sent to more than one recipient (up to 5), they will only be charged for one message.


                 Retail price                    Monthly Bolt On's

Text             10p pre-pay & 12p pay monthly   Standard combination of Bolt
                                                 On's. See www.o2.co.uk for
                                                 details

i-mail and MMS   Free until April 2006. 10p      Same as text
without          pre-pay & 12p pay monthly
attachment       thereafter

i-mail and MMS   Free until April 2006. 25p      Same as MMS
with             thereafter
attachment



From October 10, 2005, mysterious yellow 'i-mode' posters will feature in high profile locations around the UK, heralding the start of one of O2's biggest ever advertising campaigns since the launch of the company in 2001

                                    - ends -

O2 plc

O2 plc has 100% ownership of mobile network operators in three countries - the UK, Germany and Ireland - as well as a leading mobile Internet portal business. All of these businesses are branded as 'O2sub'. The company is a founding member of Starmap Mobile Alliance, has operations on the Isle of Man (Manx Telecom) and owns Airwave O2 - an advanced, digital emergency communications service. In addition, O2 has established the Tesco Mobile and Tchibo Mobilfunk joint venture businesses in the UK and Germany respectively.

O2 has nearly 25 million customers and some 15,000 employees. It reported revenues for the year ended 31 March 2005 of GBP6.683 billion. Data represented 26% of total service revenues in the quarter ending 30 June 2005.

O2 contacts

Simon Gordon                                Nicola Green
Head of Media Relations                     O2 UK
O2 plc                                      nicola.green@o2.com
simon.gordon@o2.com                         t: +44 (0) 079 769 57810
t: +44 (0)771 007 0698

O2 press office: 01753 628402

Dave Massey
O2 UK
dave.massey@o2.com
t: +44 (0) 773 042 6222

All O2 Group news releases can be accessed at our web site: www.o2.com

'i-mode' and the 'i-mode' logo are trade marks or registered trade marks of NTT DoCoMo Inc. in Japan and other countries. O2 Active, O2 Bolt On's and O2 are trademarks of the O2 Group of companies.


                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 O2 plc


Date: 26 September 2005                 By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary